

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2013

Via E-mail
Mr. Patrick DeCourcy
Interim Chief Financial Officer
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, PA 15222-5479

> **Re: Allegheny Technologies Incorporated**
> **Form 10-K**
> **Filed February 28, 2013**
> **File No. 1-12001**

Dear Mr. DeCourcy:

We have read your response dated October 9, 2013 and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2013

Note 11. Financial Information for Subsidiary and Guarantor Parent, page 16

1. We have read your response to comment 2 in our letter dated September 25, 2013. It appears separate disclosure of intercompany balances is warranted in each period. Therefore, please confirm that in future filings, beginning with your September 30, 2013 Form 10-Q, you will present this information as a separate line item in the S-X Rule 3-10 balance sheets.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief